UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
  X   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934
For the fiscal year ended: December 31, 2007
OR
       TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934
For the transition period from                      to
Commission file number 000-06217
A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

INTEL CORPORATION 401(k) SAVINGS PLAN
B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office

INTEL CORPORATION
2200 MISSION COLLEGE BOULEVARD
SANTA CLARA, CALIFORNIA, 95054-1549

INTEL CORPORATION 401(k) SAVINGS PLAN
Index to Financial Statements and Exhibits
Item

Report of Independent Registered Public Accounting Firm
The SERP Administrative Committee
Intel Corporation 401(k) Savings Plan
We have audited the accompanying statements of net assets available for benefits of Intel Corporation 401(k) Savings Plan as of December 31, 2007 and 2006, and the related statement of changes in net assets available for benefits for the year ended December 31, 2007. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2007 and 2006, and the changes in its net assets available for benefits for the year ended December 31, 2007, in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2007, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young, LLP
San Jose, California
June 18, 2008

Intel Corporation 401(k) Savings Plan
Statements of Net Assets Available for Benefits

	December 31,
	2007	2006

Assets
Value of interest in the Stable Value Fund, at fair value	$111,522,209	$107,320,210
Investments, at fair value	4,196,220,314	3,655,594,536
Investment of securities lending collateral	3,745,496	—

Receivables:
Interest and dividends receivable	8,716	1,162,192
Receivable from brokers for securities sold	1,422,130	1,272,059
Employee contributions receivable	7,157,362	8,456,771

Total receivables	8,588,208	10,891,022

Total assets	4,320,076,227	3,773,805,768

Liabilities
Payable for securities lending collateral	3,745,496	—
Other accrued liabilities	7,920,608	8,468,729

Total liabilities	11,666,104	8,468,729

Net assets available for benefits, at fair value	4,308,410,123	3,765,337,039

Adjustment from fair value to contract value for fully benefit-responsive investment contracts held by the Stable Value Fund	621,296	1,540,511

Net assets available for benefits	$4,309,031,419	$3,766,877,550

See accompanying notes.

Intel Corporation 401(k) Savings Plan
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2007

Additions
Employee contributions	$383,893,447
Net investment income:
Interest and dividend income	226,934,686
Net investment income from participation in Stable Value Fund	4,967,377
Net realized and unrealized appreciation in fair value of investments	216,951,668

Total net investment income	448,853,731

Total additions	832,747,178

Deductions
Benefits paid to participants and participant withdrawals	289,253,626
Administrative fees	1,216,100
Transfers to other plan	123,583

Total deductions	290,593,309

Net increase	542,153,869

Net assets available for benefits:
Beginning of year	3,766,877,550

End of year	$4,309,031,419

See accompanying notes.

Intel Corporation 401(k) Savings Plan
Notes to Financial Statements
1. Description of the Plan
The following description of the Intel Corporation 401(k) Savings Plan (the Plan) provides only general information. Participants should refer to the plan document for a more complete description of the Plan’s provisions.
General
The Plan is a defined contribution plan covering all eligible U.S. employees of Intel Corporation (the company). Eligible employees may participate in the Plan any time on or after their date of hire. The Plan was amended to require all employees who become eligible to participate on or after January 1, 2007, to be automatically enrolled in the Plan unless they make an affirmative election not to participate. Participants who are automatically enrolled will initially have 3% of their compensation withheld and deposited in the appropriate LifeStage Fund, which invests in varying percentages of equity securities and fixed-income debt instruments based on the participants’ age.
The Plan is intended to be qualified under Section 401(a) of the U.S. Internal Revenue Code of 1986 (the Code), as amended, and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.
Trustee
The Bank of New York Mellon, N.A. (Mellon) is the Plan’s trustee, and holds all investments of the Plan and the Intel Corporation Master Trust (the Master Trust).
Administration of the Plan
The Sheltered Employee Retirement Plan (SERP) Administrative Committee (as appointed by the Finance Committee of the company) is the fiduciary responsible for the general operation and administration of the Plan (but not management or control of Plan assets) and the Investment Policy Committee (as appointed by the Finance Committee of the company) is the fiduciary responsible for the management and control of Plan assets. The company is the plan sponsor, as defined by ERISA. Fidelity Investments Institutional Operations Company provides recordkeeping services with respect to the Plan.

Intel Corporation 401(k) Savings Plan
Notes to Financial Statements (continued)
Contributions and Participant Accounts
Participant Contributions
Participants may contribute up to 50% (limited to certain percentages for highly compensated individuals) of their annual compensation on a before-tax basis, provided the amounts do not exceed the annual Internal Revenue Service (IRS) limit. Such contributions are withheld by the company from each participant’s compensation and deposited in the appropriate fund in accordance with the participant’s directives. Participants who are fifty years of age or older by the end of a particular plan year and have contributed the maximum 401(k) deferral amount allowed under the Plan for that year are eligible to contribute an additional portion of their annual compensation on a before-tax basis as catch-up contributions, up to the annual IRS limit. As of December 31, 2007, participants could elect to invest in any combination of the 72 different investment options offered under the Plan; however, effective November 1, 2006, participants may not elect to invest more than 20% of their account in the Intel Stock Fund. Participants may change their investment elections daily.
Subsequent to year-end, the Plan was amended to allow participants to make Roth 401(k) contributions. Effective January 1, 2008, participants can make pre-tax contributions, after-tax Roth 401(k) contributions, or a combination of both, up to the allowed annual IRS limit.
Participant Accounts
Separate accounts are maintained for each participant. The account balances are generally adjusted as follows:
•	Bi-weekly or semi-monthly for participant contributions.

•	Daily for a pro rata share of investment income or losses on the Plan’s investments based on the ratio that each participant’s account bears to the total of all such accounts.
ESOP Conversion
The Plan was amended effective January 1, 2007, to convert the Intel Stock Fund into an employee stock ownership plan (ESOP) in accordance with Code section 4975(e)(7). As such, participants will have the option to receive dividends on their shares of stock held in the Intel Stock Fund distributed in cash or reinvested within the Intel Stock Fund.

Intel Corporation 401(k) Savings Plan
Notes to Financial Statements (continued)
Vesting
Participants are immediately 100% vested with respect to contributions to all investment options in the Plan, as well as the related earnings from such contributions.
Payment of Benefits
Participants are eligible for a distribution of Plan benefits upon termination of service, whether by disability, retirement, death or leaving the company. In the event of financial hardship (as defined by the Plan), participants may withdraw money from their Plan accounts while they are still employed. Upon termination of service, a participant or applicable beneficiary may elect to have benefits paid in a single lump-sum distribution or monthly annuity payments, or may request that the company make a direct transfer to another eligible retirement plan. Spousal consent may be required based on the value of the account balance or type of distribution.
Participants who elect monthly annuity payments will have the balance of their accounts transferred to the Intel Corporation Defined Benefit Pension Plan (Intel Pension Plan). A single annuity is paid to those participants based on the combined benefit under the terms of the two plans. There were transfers under this option of $123,583 for the year ended December 31, 2007.
Participant Loans
All participants are permitted to obtain loans of up to 50% of their vested account balances in the Plan up to a maximum of $50,000 when combined with all other loans from this Plan and the Intel Corporation Profit Sharing Retirement Plan (Intel Profit Sharing Plan). The participants’ account balances secure their loans. The interest rate is based on the prime rate plus 1% as reported in The Wall Street Journal on the last business day of each month. The loan provisions are established by the SERP Administrative Committee and administered by the record keeper.
Participants may choose to obtain loans from either this Plan or the Intel Profit Sharing Plan. Repayments of loans are transferred to the participants’ Plan and Intel Profit Sharing Plan accounts in the ratio in which such accounts provided funding for the loan.
Administrative Expenses
The company pays a portion of the expenses for administration of the Plan. All other administrative expenses are paid directly by the Plan.

Intel Corporation 401(k) Savings Plan
Notes to Financial Statements (continued)
2. Summary of Significant Accounting Policies
Basis of Accounting
The accompanying financial statements are prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles.
Investment Valuation
A portion of the investments of the Plan are held in the Master Trust, which consists of the assets of the Plan, the Intel Profit Sharing Plan, and the Intel Pension Plan. The Master Trust includes multiple investment accounts, in which different combinations of the above-mentioned plans invest. Each participating plan shares in the assets and earnings of the master trust investment accounts (see Note 3: Master Trust Investment Accounts) are based on its respective interest in each master trust investment account. The Plan, along with the Intel Profit Sharing Plan, participates in one such investment account, the Stable Value Fund.
The Plan, either directly or through investment in the Stable Value Fund, holds investments in mutual funds, common collective trust funds, equity securities, fixed-income debt instruments and participant loans, all of which are stated at fair value as of the last day of the plan year. The fair value for securities traded on a national securities exchange or over-the-counter market is determined using the last reported sales price as of the valuation date. Mutual funds are valued at quoted market prices that represent the net asset values of shares held at year-end. Participation units in common collective trust funds are stated at their unit price based on the fair values of underlying assets in the funds on the last business day of the plan year. Participant loans are valued at their outstanding balances as of the last day of the plan year, which approximates fair value.
Within the Stable Value Fund, traditional Guaranteed Investment Contracts (GICs) and Variable Synthetic (VS) GICs are stated at estimated fair value, computed using discounted cash flows. Wrapper contracts related to Fixed Maturity Synthetic (FMS) GICs and Constant Duration Synthetic (CDS) GICs also held in the Stable Value Fund are stated at estimated fair value, based on a replacement cost determined by Standish Mellon Asset Management (Standish), the Stable Value Fund’s investment manager. The Stable Value Fund is allocated to the Plan and the Intel Profit Sharing Plan based on each plan’s proportionate share of the underlying assets.

Intel Corporation 401(k) Savings Plan
Notes to Financial Statements (continued)
Effective January 1, 2006, the Plan adopted the requirements as described in Financial Accounting Standards Board (FASB) Staff Position (FSP) AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (FSP AAG INV-1 and SOP 94-4-1). These requirements are effective for financial statements issued for periods ending after December 15, 2006. FSP AAG INV-1 and SOP 94-4-1 requires investment contracts held by a defined contribution plan to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. Contract value represents the cost plus contributions made under the contracts plus interest at the contract rates less withdrawals and administrative expenses. In particular, FSP AAG INV-1 and SOP 94-4-1 affected the presentation of the amounts related to the Plan’s participation in the Stable Value Fund. The statements of net assets available for benefits present the fair value of the investment in the Stable Value Fund as well as the adjustment from fair value to contract value for the Plan’s proportionate share of fully benefit responsive investment contracts within the Stable Value Fund. The statement of changes in net assets available for benefits is prepared on a contract value basis.
Income Recognition
Net investment income includes gains/(losses) realized on the sale of securities and unrealized appreciation/(depreciation) in the fair value of investments, which is the difference between the fair value of investments at the beginning and the end of the year.
Investment transactions are recognized as of their trade dates. Interest is accrued daily; dividends are accrued when declared.
Benefit Payments
Benefits are recorded when paid.
Contributions
Participant contributions are accrued when the participants’ salary deferrals are made.

Intel Corporation 401(k) Savings Plan
Notes to Financial Statements (continued)
Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and judgments that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ materially from management’s estimates.
Recent Accounting Pronouncements
In September 2006, the FASB issued Statement of Financial Accounting Standards (SFAS) No. 157, “Fair Value Measurements” (SFAS No. 157). SFAS No. 157 defines fair value, establishes a framework for measuring fair value, and enhances fair value measurement disclosure. The measurement and disclosure requirements of SFAS No. 157 related to financial assets and financial liabilities are effective for the Plan beginning in 2008. The resulting fair values calculated under SFAS No. 157 after adoption may be different than the fair values that would have been calculated under previous guidance. The Plan is currently evaluating the impact that the adoption of SFAS No. 157 will have on the Plan’s financial statements.
3. Master Trust Investment Accounts
Substantially all of the Plan’s investments are in various participant-directed investments, included in “Investments, at fair value” in the statements of net assets available for benefits. A significantly smaller portion of the Plan’s investments are in the Stable Value Fund. The value of the Plan’s interest in the Stable Value Fund included in the statements of net assets available for benefits represents 81.0% of the net assets available for benefits of the Stable Value Fund at December 31, 2007 and 85.0% at December 31, 2006.

Intel Corporation 401(k) Savings Plan
Notes to Financial Statements (continued)
The Stable Value Fund’s net assets available for benefits consisted of the following:

	December 31,
	2007	2006

Assets
Investments, at fair value:
Common collective trusts	$88,664,602	$79,916,975
Fixed-income debt instruments	41,825,656	33,878,511
Traditional guaranteed investment contracts	4,566,104	9,505,596
Variable synthetic guaranteed investment contracts	2,548,880	2,508,397
Wrapper contracts	10,345	7,977

Total investments, at fair value	137,615,587	125,817,456

Interest and dividends receivable	214,286	493,341

Total assets	137,829,873	126,310,797

Liabilities
Investment advisory fees	64,515	29,636

Net assets available for benefits, at fair value	137,765,358	126,281,161

Adjustment from fair value to contract value for fully benefit responsive investment contracts	767,032	1,812,683

Net assets available for benefits	$138,532,390	$128,093,844

The net investment income in the Stable Value Fund for the year ended December 31, 2007, was comprised of interest and dividends in the amount of $6,002,804.

Intel Corporation 401(k) Savings Plan
Notes to Financial Statements (continued)
4. Investments
The fair value of individual investments that represent 5% or more of the fair value of the Plan’s net assets available for benefits at year-end are as follows:

	December 31,
	2007	2006

Mutual funds:
American Funds EuroPacific Growth Fund	$273,134,153	$223,288,203
Fidelity Contrafund	$307,508,515	$258,121,401
Fidelity Growth Company Fund	$237,491,103	$205,895,490
Fidelity Low-Priced Stock Fund	$295,440,026	$324,443,235
Vanguard Institutional Index Fund	$270,210,560	$279,044,861
Common collective trust fund:
EB Daily Liquidity Stock Index Fund	$332,683,531	$294,881,790
Common stock:
Intel Corporation	$487,531,923	$447,663,383
During 2007, the Plan’s investments (including investments purchased, sold, and held during the year) appreciated in fair value as follows:

Year Ended
December 31,
2007
Net realized and unrealized appreciation (depreciation) in fair value of investments:
Mutual funds	$43,673,301
Common collective trust funds	46,357,406
Intel common stock	126,735,251
Other common stock	185,710

Net realized and unrealized appreciation in fair value of investments	$216,951,668

Intel Corporation 401(k) Savings Plan
Notes to Financial Statements (continued)
5. Investment Contracts
The Stable Value Fund holds investment contracts with insurance companies and banks in order to provide participants with a stable, fixed-rate return on investment and protection of principal from changes in market interest rates. Standish has discretionary authority for the purchase and sale of investments in the Stable Value Fund, subject to the general investment policies of the Investment Policy Committee.
The Traditional GICs crediting rate is based upon the rate that is agreed to when the insurance company writes the contract and is generally fixed for the life of the contract. The initial crediting rate for both the CDS GICs and the FMS GICs is set based on the market interest rates at the time that the initial asset is purchased and is guaranteed to have an interest crediting rate not less than zero percent. The CDS GICs crediting rate and the FMS GICs crediting rate reset every quarter based on the book value of the contract, the market value of the underlying assets, and the average duration of the underlying assets. The crediting rate for CDS GICs aims at converging the book value of the contract and the market value of the contract and therefore will be affected by interest rate and market changes. The VS GICs crediting rate is reset every quarter based on the then current market index rates and investment spread. The investment spread is established when the contract is issued and is guaranteed by the issuer for the life of the investment.
Certain events may limit the ability of the Stable Value Fund to transact at contract value with the issuers. Such events include the following:
•	employer initiated events which are within the control of the plan sponsor that would have a material and adverse impact on the fund;

•	employer communications designed to induce participants to transfer from the fund;

•	competing fund transfer or violation of equity wash or equivalent rules in place; and

•	changes in qualification status of the employer or the plans participating in the fund.
If any such event occurs, market value would likely be used in determining the payouts to the participants.

Intel Corporation 401(k) Savings Plan
Notes to Financial Statements (continued)
In general, issuers may terminate the contract and settle at other than contract value if there is a change in the qualification status of the employer or the Plan, a breach of material obligations under the contract and misrepresentations by the contract holder, or a failure of the underlying portfolio to conform to the pre-established investment guidelines.
The FMS GICs and CDS GICs use wrapper contracts in order to manage market risks and to alter the return characteristics of the underlying portfolio of securities owned by the Stable Value Fund to match certain fixed income fund objectives. Wrapper contracts generally change the investment characteristics of underlying securities (such as corporate debt or U.S. government securities) to those of traditional GICs. The wrapper contracts provide that benefit-responsive distributions for specific underlying securities may be withdrawn at contract or face value. Benefit-responsive distributions are generally defined as a withdrawal on account of a participant’s retirement, disability, or death, or participant-directed transfers in accordance with the terms of the Plan.
The investment contracts owned by the Stable Value Fund earned the following average yields:

	Years Ended
	December 31,
	2007	2006

Earned by the Plan	4.72%	4.57%
Credited to participants	4.61%	4.51%
6. Party-In-Interest Transactions
Approximately 11% of the Plan’s net assets available for benefits are shares of the company’s common stock. Transactions in shares of the company’s common stock qualify as party-in-interest transactions under the provisions of ERISA. During 2007, the Plan made purchases of the company’s common stock of $10,336,014 and sales and distributions of $97,202,725.

Intel Corporation 401(k) Savings Plan
Notes to Financial Statements (continued)
7. Securities Lending
The Plan has a securities lending agreement with Mellon. The Plan is not restricted from lending securities to other qualified financial institutions, provided such loans are callable at any time and are at all times fully secured by cash, cash equivalents, or securities issued or guaranteed by the U.S. government or its agencies. The Plan may bear the risk of delay in recovery of, or rights in, the securities loaned should the borrower of the securities fail financially. Consequently, loans of securities are only made to firms deemed by the subadvisors to be creditworthy. The Plan receives compensation for lending its securities, either in the form of fees or by retaining a portion of interest on the investment of any cash received as collateral.
Cash collateral is recorded as an asset with a corresponding liability on the statements of net assets available for benefits. For lending agreements collateralized by securities, the collateral is not recorded as an asset or a liability, unless the collateral is repledged. All collateral received will be in an amount equal to at least 102% of the market value of the loaned securities. It is intended that the collateral will be maintained at that level during the period of the loan. The value of the collateral on-hand was $3,781,817, including $36,321 collateralized by securities which the Plan does not have the right to sell or repledge, at December 31, 2007. The market value of the loaned securities is determined at the close of business, and any additional required collateral is delivered to the Plan the next business day. The market value of the loaned securities was $3,639,760 at December 31, 2007. During the loan period, the Plan continues to retain rights of ownership, including dividends and interest of the loaned securities. Income generated from securities lending arrangements totaled $2,405 for the year ended December 31, 2007. This amount is included in the net realized and unrealized appreciation in fair value of investments on the statement of changes in net assets available for benefits. The Plan did not participate in any securities lending during 2006.
8. Concentration of Credit Risk
The Plan’s exposure to a concentration of credit risk is limited by the diversification of investments across 72 participant-directed fund elections. With the exception of the Intel Stock Fund, the investments within each participant-directed fund election are further diversified into varied financial instruments. The Intel Stock Fund invests in a single security. The Plan’s exposure to credit risk on the wrapper contracts is limited to the fair value of the contracts with each counterparty. Collateral has been obtained and secured against investments whenever deemed necessary.

Intel Corporation 401(k) Savings Plan
Notes to Financial Statements (continued)
9. Income Tax Status
The Plan has received a determination letter from the IRS dated February 7, 2006, stating that the Plan is qualified under Section 401(a) of the Code, and therefore the related trust is exempt from taxation. Subsequent to this issuance of the determination letter, the Plan was amended and restated. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan sponsor believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended and restated, is qualified and the related trust is tax-exempt.
10. Plan Termination
The company has the right under the Plan to amend and terminate the Plan at any time for any reason. In the event of a plan termination, participants will remain 100% vested in their accounts.
11. Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2007 and 2006 to the Form 5500:

	December 31,
	2007	2006

Net assets available for benefits per the financial statements	$4,309,031,419	$3,766,877,550
Less: Adjustment between fair value and contract value related to fully benefit responsive investment contracts held by the Stable Value Fund	(621,296)	(1,540,511)

Net assets available for benefits per the Form 5500	$4,308,410,123	$3,765,337,039

Intel Corporation 401(k) Savings Plan
Notes to Financial Statements (continued)
The following is a reconciliation of net investment income per the financial statements for the year ended December 31, 2007, to the Form 5500:

Net investment income from participation in Stable Value Fund per the financial statements	$4,967,377
Change in adjustment between fair value and contract value related to fully benefit responsive investment contracts held by the Stable Value Fund	919,215

Net investment income from master trust investment accounts per the Form 5500	$5,886,592

Supplemental Schedule

Intel Corporation 401(k) Savings Plan
EIN: 94-1672743, Plan Number: 003
Schedule H, Line 4i — Schedule of Assets (Held At End of Year)
December 31, 2007

		(c)
		Description of investment
	(b)	including maturity date,	(e)
	Identity of issue, borrower,	rate of interest, collateral,	Current
(a)	lessor, or similar party	par, or maturity value	Value

	Mutual funds:
	AIM Basic Value	70,046 shares	$2,274,405
	Allianz CCM Capital Appreciation Fund	212,336 shares	4,510,013
	Allianz CCM Mid Cap Fund	356,523 shares	10,135,935
	American Century Equity Income Fund	675,007 shares	5,265,053
	American Century Real Estate Fund	1,377,404 shares	29,187,194
	American Century Small Cap Value Fund	1,709,745 shares	12,976,963
	American Century Small Company Fund	2,118,683 shares	17,648,633
	American Funds EuroPacific Growth Fund	5,369,258 shares	273,134,153
	American Funds Growth Fund of America	933,248 shares	31,730,445
	Blackrock Global Allocation Fund	907,775 shares	18,010,265
	Blackrock Global Small Cap Fund Inc	983,524 shares	25,276,563
	Brandywine Blue Fund, Inc.	1,371,266 shares	48,391,975
	Calvert Social Investment Bond Fund	485,051 shares	7,707,464
	Calvert Social Investment Equity Fund	78,401 shares	3,167,417
	Delaware Pooled International Equity Fund	2,576,438 shares	59,850,644
	Dodge & Cox Stock Fund	1,059,560 shares	146,494,791
	Evergreen International Bond Fund	724,595 shares	8,158,942
*	Fidelity Capital & Income Fund	7,742,623 shares	67,205,964
*	Fidelity Contrafund	4,206,107 shares	307,508,515
*	Fidelity Growth Company Fund	2,862,028 shares	237,491,103
*	Fidelity Low-Priced Stock Fund	7,183,079 shares	295,440,026
*	Fidelity Mid-Cap Stock Fund	1,264,348 shares	36,969,525
*	Fidelity Puritan Fund	3,935,935 shares	74,900,849
	Franklin Income Fund	5,904,445 shares	15,174,422
	GAMCO Gold AAA	1,634,463 shares	45,944,766
	GMO Emerging Countries Fund	4,705,115 shares	77,210,931
	Goldman Sachs Mid Cap Value Fund	1,327,668 shares	47,318,071
	Goldman Sachs Small Cap Value Fund	200,180 shares	7,168,453

Intel Corporation 401(k) Savings Plan
EIN: 94-1672743, Plan Number: 003
Schedule H, Line 4i — Schedule of Assets (Held At End of Year) (continued)
December 31, 2007

		(c)
		Description of investment
	(b)	including maturity date,	(e)
	Identity of issue, borrower,	rate of interest, collateral,	Current
(a)	lessor, or similar party	par, or maturity value	Value

	Mutual funds (continued):
	Legg Mason Special Investment Trust	232,504 shares	$9,697,728
	Legg Mason Value Trust Inc	228,227 shares	16,058,025
	Longleaf Partners Fund	487,592 shares	16,168,561
	Loomis Sayles Bond	2,941,323 shares	42,884,488
	Merger Fund	130,991 shares	1,967,482
	Morgan Stanley Institutional Fund International Small Cap	1,219,177 shares	20,823,550
	Morgan Stanley Institutional Fund Trust Value Portfolio	219,346 shares	3,522,702
	Pennsylvania Mutual Fund	2,085,822 shares	22,568,598
	PIMCO Emerging Markets Bond Fund	1,379,831 shares	14,736,595
	PIMCO High Yield Fund	750,415 shares	7,158,958
	PIMCO Long-Term U.S. Government Fund	570,452 shares	6,292,091
	PIMCO Total Return Fund	7,265,499 shares	77,668,181
	Reserve Primary Institutional	146,188,993 shares	146,188,993
	T. Rowe Price Growth Stock Fund	452,570 shares	15,233,517
	TCW Galileo Select Equities Fund	81,621 shares	1,603,039
	TCW Galileo Value Opportunities Fund	169,109 shares	3,221,521
	Templeton Growth Fund	685,450 shares	16,512,495
	Vanguard Convertible Securities Fund	466,031 shares	6,389,286
	Vanguard Growth Index Fund	2,796,472 shares	92,926,753
	Vanguard Inflation-Protected Securities Fund	1,167,514 shares	11,628,443
	Vanguard Institutional Index Fund	2,014,392 shares	270,210,560
	Vanguard International Value Fund	2,405,506 shares	100,983,126
	Vanguard Long-Term Bond Index Fund	787,024 shares	9,168,830
	Vanguard Mid-Cap Index Fund	2,416,098 shares	50,158,189
	Vanguard Small-Cap Growth Index Fund	1,112,428 shares	22,293,057
	Vanguard Small-Cap Value Index Fund	745,601 shares	11,579,178
	Vanguard Strategic Equity Fund	770,023 shares	15,762,362

Intel Corporation 401(k) Savings Plan
EIN: 94-1672743, Plan Number: 003
Schedule H, Line 4i — Schedule of Assets (Held At End of Year) (continued)
December 31, 2007

		(c)
		Description of investment
	(b)	including maturity date,	(e)
	Identity of issue, borrower,	rate of interest, collateral,	Current
(a)	lessor, or similar party	par, or maturity value	Value

	Mutual funds (continued):
	Vanguard Windsor Fund	119,932 shares	$6,358,784
	Vanguard Intermediate-Term Treasury Fund	869,709 shares	9,836,408

	Total mutual funds		$2,945,854,980

	Common collective trust funds:
	Barclays Global Investors NASDAQ-100 Index Fund	3,464,830 units	$28,931,332
	Barclays Global Investors Russell 1000 Value Fund	3,155,925 units	54,913,102
*	EB Daily Liquidity Aggregate Bond Index Fund	378,269 units	61,251,544
*	EB Daily Liquidity International Stock Index Fund	553,293 units	101,783,793
*	EB Daily Liquidity Small Cap Stock Index Fund	222,691 units	30,302,942
*	EB Daily Liquidity Stock Index Fund	998,507 units	332,683,531
	Lazard Emerging Markets Instl Fund	2,788,614 units	44,478,387
*	Pooled Employee Funds Daily Liquidity Fund	246,156 units	246,156
	SSGA Active Emerging Markets Strategy Fund	2,780,100 units	47,485,316

	Total common collective trust funds		$702,076,103

	Common stock:
*	Intel Corporation	18,287,019 shares	$487,531,923
	Aaron Rents Inc	3,000 shares	57,720
	Acuity Brands Inc	800 shares	36,000
	Advance American Cash Advance Centers	2,800 shares	28,448
	AFC Enterprises Inc	1,200 shares	13,584
	Air Methods Corp	600 shares	29,802
	Alexandria Real Estate	686 shares	69,746
	Alliance Imaging Inc	4,593 shares	44,185

Intel Corporation 401(k) Savings Plan
EIN: 94-1672743, Plan Number: 003
Schedule H, Line 4i — Schedule of Assets (Held At End of Year) (continued)
December 31, 2007

		(c)
		Description of investment
	(b)	including maturity date,	(e)
	Identity of issue, borrower,	rate of interest, collateral,	Current
(a)	lessor, or similar party	par, or maturity value	Value

	Common stock (continued):
	Ameristar Casinos Inc	1,100 shares	$30,294
	Ann Taylor Stores Corp	1,600 shares	40,896
	Apogee Enterprises Inc	1,399 shares	23,937
	Aptar Group Inc	5,200 shares	212,732
	Argo Group International	1,931 shares	81,353
	Asbury Automotive Group Inc	1,800 shares	27,090
	Aspen Insurance Holdings	2,000 shares	57,680
	Atmi Inc	1,400 shares	45,150
	Bank Of Hawaii Corp	1,000 shares	51,140
	Banner Corp	1,000 shares	28,730
	Bel Fuse Inc	1,475 shares	43,173
	Belden Inc	1,950 shares	86,775
	Big 5 Sporting Goods Corp	1,200 shares	17,304
	Bio Radiology Labs Inc	400 shares	41,448
	Black Box Corp	1,700 shares	61,489
	Bok Financial Corp	845 shares	43,687
	Cabot Corp	800 shares	26,672
	Cabot Oil & Gas Corp	1,500 shares	60,555
	Caci International Inc	1,700 shares	76,109
	Cambrex Corp	2,400 shares	20,112
	CEC Entertainment Inc	1,700 shares	44,132
	Central Pacific Financial Corp	2,033 shares	37,529
	Charming Shoppes Inc	11,150 shares	60,322
	Checkpoint Systems Inc	1,900 shares	49,362
	Chicago Bridge & Iron	500 shares	30,220
	Ciber Inc	6,900 shares	42,159
	Cimarex Energy Co	1,007 shares	42,828
	Citizens Republic Bancorp Inc	6,200 shares	89,962
	Clarcor Inc	3,250 shares	123,403

Intel Corporation 401(k) Savings Plan
EIN: 94-1672743, Plan Number: 003
Schedule H, Line 4i — Schedule of Assets (Held At End of Year) (continued)
December 31, 2007

		(c)
		Description of investment
	(b)	including maturity date,	(e)
	Identity of issue, borrower,	rate of interest, collateral,	Current
(a)	lessor, or similar party	par, or maturity value	Value

	Common stock (continued):
	Columbia Banking Systems Inc	700 shares	$20,811
	Comstock Resources Inc	600 shares	20,400
	Comtech Telecommunications	1,700 shares	91,817
	Core Laboratories	277 shares	34,547
	Corn Products International Inc	1,145 shares	42,079
	CSG Systems International Inc	1,600 shares	23,552
	Delphi Financial Group Inc	2,200 shares	77,616
	East West Bancorp Inc	1,200 shares	29,076
	ECI Telecom Ltd	3,799 shares	37,990
	Education Reality Trust Inc	3,300 shares	37,092
	El Paso Electric Co	4,347 shares	111,153
	Endurance Specialty Holdings Ltd	1,600 shares	66,768
	Energen Corp	2,352 shares	151,069
	Energy East Corp	1,925 shares	52,379
	Entercom Communications Corp	5,575 shares	76,322
	Fairchild Semiconductor International	7,125 shares	102,814
	Fei Company	900 shares	22,347
	Ferro Corp	3,400 shares	70,482
	First Financial Bankshares Inc	600 shares	22,590
	First Midwest Bancorp Inc	1,283 shares	39,260
	First Place Financial Corp	2,000 shares	27,980
	Foot Locker Inc	3,600 shares	49,176
	Forest Oil Corp	335 shares	17,031
	Forrester Resh Inc	1,600 shares	44,832
	Fuller H B Co	4,450 shares	99,903
	G & K Services Inc	750 shares	28,140
	General Cable Corp	5,786 shares	423,998
	General Communication Inc	8,025 shares	70,219
	Global Payments Inc	2,197 shares	102,204

Intel Corporation 401(k) Savings Plan
EIN: 94-1672743, Plan Number: 003
Schedule H, Line 4i — Schedule of Assets (Held At End of Year) (continued)
December 31, 2007

		(c)
		Description of investment
	(b)	including maturity date,	(e)
	Identity of issue, borrower,	rate of interest, collateral,	Current
(a)	lessor, or similar party	par, or maturity value	Value

	Common stock (continued):
	Graco Inc	2,150 shares	$80,109
	Greatbatch Inc	711 shares	14,213
	Greif Inc	500 shares	32,685
	Hanmi Financial Corp	100 shares	862
	Harleysville Group Inc	900 shares	31,842
	Harris Stratex Networks Inc	3,500 shares	58,450
	Harsco Corp	4,450 shares	285,112
	Harte-Hanks Inc	6,375 shares	110,288
	Health Care Reit Inc	1,811 shares	80,934
	Home Properities Inc	3,107 shares	139,349
	Hornbeck Offshore Services Inc	936 shares	42,073
	Iberia Bank Corp	1,250 shares	58,438
	ICT Group Inc	4,000 shares	47,800
	Insight Enterprises Inc	1,625 shares	29,640
	Integrated Device Tech Inc	13,300 shares	150,423
	Interactive Data Corp	3,600 shares	118,836
	Inventiv Health Inc	1,600 shares	49,536
	IPC Holdings Ltd	1,466 shares	42,323
	Jack In The Box Inc	2,100 shares	54,117
	Journal Communications Inc	3,700 shares	33,078
	Kadant Inc	1,600 shares	47,472
	Kennametal Inc	3,500 shares	132,510
	Kforce Inc	2,213 shares	21,577
	Knoll Inc	1,700 shares	27,931
	Lakeland Financial Corp	1,600 shares	33,440
	Lance Inc	3,100 shares	63,302
	Landstar Systems Inc	870 shares	36,671
	Max Capital Group Ltd	2,500 shares	69,975
	Maximus Inc	975 shares	37,645

Intel Corporation 401(k) Savings Plan
EIN: 94-1672743, Plan Number: 003
Schedule H, Line 4i — Schedule of Assets (Held At End of Year) (continued)
December 31, 2007

		(c)
		Description of investment
	(b)	including maturity date,	(e)
	Identity of issue, borrower,	rate of interest, collateral,	Current
(a)	lessor, or similar party	par, or maturity value	Value

	Common stock (continued):
	MB Financial Inc	2,000 shares	$61,660
	Mettler-Toledo International Inc	2,925 shares	332,865
	Microstrategy Inc	500 shares	47,550
	Minerals Technologies Inc	600 shares	40,170
	Molina Healthcare Inc	1,400 shares	54,180
	Moneygram International Inc	3,500 shares	53,795
	Monro Muffler Brake Inc	900 shares	17,541
	Moog Inc	1,788 shares	81,908
	Navigant Consulting Inc	2,400 shares	32,808
	Navigators Group Inc	700 shares	45,500
	Noble International Ltd	1,000 shares	16,310
	Northwest Natural Gas Co	2,000 shares	97,320
	Oceaneering International Inc	1,600 shares	107,760
	Old Dominion Freight Lines Inc	2,400 shares	55,464
	Oxford Industries Inc	3,400 shares	87,618
	Pacer International Inc Tennessee	2,195 shares	32,047
	Pacific Continental Corp	990 shares	12,335
	Pantry Inc	1,500 shares	39,195
	Parametric Technology Corp	4,400 shares	78,540
	Parkway Properties Inc	1,000 shares	36,980
	Perot Systems Corp	12,900 shares	174,150
	Philadelphia Consolidated Holding Corp	2,075 shares	81,651
	Platinum Underwriters Holdings	1,648 shares	58,603
	Preferred Bank Los Angeles California	550 shares	14,311
	Progress Software Corp	1,800 shares	60,624
	Prosperity Bancshares Inc	2,665 shares	78,324
	Ramco-Gershenson Properties Trust	3,100 shares	66,247
	Rayonier Inc	2,462 shares	116,305
	RC2 Corp	2,700 shares	75,789

Intel Corporation 401(k) Savings Plan
EIN: 94-1672743, Plan Number: 003
Schedule H, Line 4i — Schedule of Assets (Held At End of Year) (continued)
December 31, 2007

		(c)
		Description of investment
	(b)	including maturity date,	(e)
	Identity of issue, borrower,	rate of interest, collateral,	Current
(a)	lessor, or similar party	par, or maturity value	Value

	Common stock (continued):
	Ryder Systems Inc	350 shares	$16,454
	S Y Bancorp Inc	1,091 shares	26,119
	Scholastic Corp	450 shares	15,701
	Scotts Miracle-Gro Company	4,120 shares	154,170
	Skywest Inc	1,200 shares	32,220
	Southwest Bancorp Inc Oklahoma	1,131 shares	20,731
	Spartan Stores Inc	2,600 shares	59,410
	St Mary Land & Exploration	1,500 shares	57,915
	Stancorp Financial Group Inc	1,250 shares	62,975
	Standex International Corp	3,352 shares	58,492
	Stifel Finl Corp	1,000 shares	52,570
	Sun Cmntys Inc	1,800 shares	37,926
	Swift Energy Co	1,200 shares	52,932
	Sybase Inc	3,000 shares	78,270
	Sykes Enterprises Inc	3,075 shares	55,350
	Tanger Factory Outlet Center Inc	1,250 shares	47,138
	Taubman Centers Inc	1,100 shares	54,109
	Technitrol Inc	3,725 shares	106,461
	Tenneco Inc	1,011 shares	26,357
	Tower Group Inc	1,100 shares	36,740
	Trueblue Inc	1,541 shares	22,314
	Trustmark Corp	1,900 shares	48,184
	UCBH Holdings Inc	1,300 shares	18,408
	United Bankshares Inc West Virginia	3,100 shares	86,862
	United Stationers Inc	3,125 shares	144,405
	URS Corp	5,194 shares	282,189
	Vectren Corp	5,125 shares	148,675
	Viad Corp	3,150 shares	99,476
	Wausu Paper Corp	3,800 shares	34,162

Intel Corporation 401(k) Savings Plan
EIN: 94-1672743, Plan Number: 003
Schedule H, Line 4i — Schedule of Assets (Held At End of Year) (continued)
December 31, 2007

		(c)
		Description of investment
	(b)	including maturity date,	(e)
	Identity of issue, borrower,	rate of interest, collateral,	Current
(a)	lessor, or similar party	par, or maturity value	Value

	Common stock (continued):
	Werner Enterprises Inc	4,333 shares	$73,791
	West Coast Bancorp Oregon	1,400 shares	25,900
	Westamerica Bancorporation	1,600 shares	71,279
	WSFS Financial Corp	800 shares	40,160
	Zep Inc	200 shares	2,774

	Total common stock		$497,540,098

		Interest at 5.00% – 11.50%,
*	Participant Loans	maturing through 2029	$50,749,133

	Total investments		$4,196,220,314

Column (d) for Cost has been omitted as investments are participant-directed

* Indicates a party-in-interest

SIGNATURES
The Plan. Pursuant to the requirements of the Securities and Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

INTEL CORPORATION 401(k) SAVINGS PLAN (Name of Plan)
Date: June 18, 2008	By:	/s/ Stacy J. Smith
Stacy J. Smith
Vice President, Chief Financial Officer and Principal Accounting Officer